CUSIP No. 74955W 30 7                                        Page 1 of 10 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )1

                              Pharmion Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   71715B 40 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Domain Associates, L.L.C.                Ropes & Gray LLP
One Palmer Square                        45 Rockefeller Plaza
Princeton, NJ  08542                     New York, New York  10111
Attn:  Kathleen K. Schoemaker            Attn:  John C. MacMurray, Esq.
Tel. (609) 683-5656                      Tel. (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 4, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-------------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

CUSIP No. 74955W 30 7                                        Page 2 of 10 Pages


1)       Name of Reporting Persons                         Domain Partners
         S.S. or I.R.S. Identification                        VI, L.P.
         No. of Above Persons

         EIN No.:
-------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group*                              (b) [ ]
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds                                       WC
-------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                                  [ ]
         Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                       Delaware
-------------------------------------------------------------------------------
Number of                               7)   Sole Voting       989,400
Shares Beneficially                          Power
Owned by Each
Reporting Person
With
                                        ---------------------------------------
                                        8)   Shared Voting
                                             Power               -0-
                                        ---------------------------------------
                                        9)   Sole Disposi-     989,400
                                             tive Power
                                        ---------------------------------------
                                        10)  Shared Dis-
                                             positive Power      -0-
                                        ---------------------------------------
11)      Aggregate Amount Beneficially                         989,400
         Owned by Each Reporting Person
--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                        3.1%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                PN

CUSIP No. 74955W 30 7                                        Page 3 of 10 Pages

1)       Name of Reporting Persons                        DP VI Associates, L.P.
         S.S. or I.R.S. Identification
         No. of Above Persons

         EIN No.:
-------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group*                              (b) [ ]
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds                                       WC
-------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                                  [ ]
         Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                       Delaware
-------------------------------------------------------------------------------
Number of                               7)   Sole Voting       10,600
Shares Beneficially                          Power
Owned by Each
Reporting Person
With
                                        ---------------------------------------
                                        8)   Shared Voting
                                             Power               -0-
                                        ---------------------------------------
                                        9)   Sole Disposi-     10,600
                                             tive Power
                                        ---------------------------------------
                                        10)  Shared Dis-
                                             positive Power      -0-
                                        ---------------------------------------
11)      Aggregate Amount Beneficially                         10,600
         Owned by Each Reporting Person
--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                        Less than 0.1%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                PN

CUSIP No. 74955W 30 7                                        Page 4 of 10 Pages

1)       Name of Reporting Persons                    Domain Partners IV, L.P.
         S.S. or I.R.S. Identification
         No. of Above Persons

         EIN No.:
-------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group*                              (b) [ ]
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds                                       Not Applicable
-------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                                  [ ]
         Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                       Delaware
-------------------------------------------------------------------------------
Number of                               7)   Sole Voting       800,708
Shares Beneficially                          Power
Owned by Each
Reporting Person
With
                                        ---------------------------------------
                                        8)   Shared Voting
                                             Power               -0-
                                        ---------------------------------------
                                        9)   Sole Disposi-     800,708
                                             tive Power
                                        ---------------------------------------
                                        10)  Shared Dis-
                                             positive Power      -0-
                                        ---------------------------------------
11)      Aggregate Amount Beneficially                         800,708
         Owned by Each Reporting Person
--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                        2.5%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                PN

CUSIP No. 74955W 30 7                                        Page 5 of 10 Pages

1)       Name of Reporting Persons                        DP IV Associates, L.P.
         S.S. or I.R.S. Identification
         No. of Above Persons

         EIN No.:
-------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group*                              (b) [ ]
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds                                       Not Applicable
-------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                                  [ ]
         Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                       Delaware
-------------------------------------------------------------------------------
Number of                               7)   Sole Voting       9,155
Shares Beneficially                          Power
Owned by Each
Reporting Person
With
                                        ---------------------------------------
                                        8)   Shared Voting
                                             Power               -0-
                                        ---------------------------------------
                                        9)   Sole Disposi-     9,155
                                             tive Power
                                        ---------------------------------------
                                        10)  Shared Dis-
                                             positive Power      -0-
                                        ---------------------------------------
11)      Aggregate Amount Beneficially                         9,155
         Owned by Each Reporting Person
--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                        Less than 0.1%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                PN

CUSIP No. 74955W 30 7                                        Page 6 of 10 Pages

                                  Schedule 13D

Item 1.   Security and Issuer.
          -------------------

          This statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Common Stock"), of Pharmion Corporation, a Delaware corporation ("Pharmion" or the "Issuer"). The Issuer's principal executive office is located at 2525 28th Street, Boulder, Colorado 80301.

Item 2.   Identity and Background.
          -----------------------

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Domain Partners VI, L.P., a Delaware limited partnership ("DP VI"), DP VI Associates, L.P., a Delaware limited partnership ("DP VI A"), Domain Partners IV, L.P., a Delaware limited partnership ("DP IV"), and DP IV Associates, L.P., a Delaware limited partnership ("DP IV A") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The agreement among the Reporting Persons to file as a group (the "Joint Filing Agreement") is attached hereto as Exhibit A.

(b)-(c) The principal business of each of the Reporting Persons is that of a private investment partnership. The sole general partner of DP VI and DP VI A is One Palmer Square Associates VI, L.L.C., a Delaware limited liability company ("OPSA VI"), and the sole general partner of DP IV and DP IV A is One Palmer Square Associates IV, L.L.C., a Delaware limited liability company ("OPSA IV"). The principal business of OPSA VI is that of acting as the general partner of DP VI and DP VI A. James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Robert J. More and Nicole Vitullo are the managing members of OPSA
VI. The principal business of OPSA IV is that of acting as the general partner of DP IV and DP IV A. James C. Blair, Brian H. Dovey, Jesse I. Treu and Kathleen
K. Schoemaker are the managing members of OPSA IV.

          The principal address of each of the entities and individuals named in this Item 2 is c/o Domain Associates, L.L.C., One Palmer Square, Princeton, New Jersey 08542.

(d)-(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Between May 1, 2006 and May 4, 2006, DP VI and DP VI A purchased an aggregate 1,000,000 shares of Common Stock in open market transactions, at an average price of $19.10 per share. The source of funds for such purchases was the working capital of DP VI and DP VI A, respectively.

Item 4.   Purpose of Transaction.
          ----------------------

          DP VI and DP VI A purchased Common Stock of the Issuer for investment purposes. James C. Blair is a member of the Issuer's Board of Directors, but except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the


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CUSIP No. 74955W 30 7                                        Page 7 of 10 Pages

present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issur's business or corporate structure; (vii) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The information below is based on a total of 32,042,298 shares of Common Stock outstanding as of May 5, 2006, as reported in the Issuer's report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2006.

          (a) DP VI directly beneficially owns 989,400 shares of Common Stock, or approximately 3.1% of the Common Stock outstanding. DP VI A directly beneficially owns 10,600 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. OPSA VI, as the general partner of DP VI and DP VI A, may be deemed to indirectly beneficially own the securities owned by DP VI and DP VI A. DP IV directly beneficially owns 800,708 shares of Common Stock, or approximately 2.5% of the Common Stock outstanding. DP IV A directly beneficially owns 9,155 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV and DP IV A, may be deemed to indirectly beneficially own the securities owned by DP IV and DP IV A.

          Managing Members of OPSA VI and OPSA IV
          ---------------------------------------

          (i) James C. Blair directly beneficially owns 25,066 shares of Common Stock and indirectly beneficially owns through a family limited partnership 1,206 shares of Common Stock, or, in the aggregate, less than 0.1% of the Common Stock outstanding.

          (ii) Brian H. Dovey owns no Common Stock.

          (iii) Jesse I. Treu directly beneficially owns 5,919 shares of Common Stock and indirectly beneficially owns through a family limited partnership 8,578 shares of Common Stock, or in the aggregate less than 0.1% of the Common Stock outstanding.

          (iv) Kathleen K. Schoemaker directly beneficially owns 1,516 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (v) Robert J. More directly beneficially owns 2,209 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Nicole Vitullo owns no Common Stock.

(b) The managing members of OPSA VI and OPSA IV may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DP VI and DP VI A and by DP IV and DP IV A, respectively. Each of the managing members of OPSA VI and OPSA IV disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA VI and/or OPSA IV, in the securities owned by DP VI and DP VI A and/or by DP IV and DP IV A.

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.


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CUSIP No. 74955W 30 7                                        Page 8 of 10 Pages


(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ---------------------------

          Not Applicable.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not Applicable.

CUSIP No. 74955W 30 7                                        Page 9 of 10 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2006


                                          DOMAIN PARTNERS VI, L.P.
                                          By:  One Palmer Square Associates VI,
                                          L.L.C., General Partner

                                          By /s/ Kathleen K. Schoemaker
                                            ------------------------------
                                                   Managing Member


                                          DP VI ASSOCIATES, L.P.
                                          By:  One Palmer Square Associates VI,
                                          L.L.C., General Partner

                                          By /s/ Kathleen K. Schoemaker
                                            -----------------------------
                                                   Managing Member

                                          DOMAIN PARTNERS IV, L.P.
                                          By:  One Palmer Square Associates IV,
                                          L.L.C., General Partner

                                          By /s/ Kathleen K. Schoemaker
                                            ------------------------------
                                                   Managing Member


                                          DP IV ASSOCIATES, L.P.
                                          By:  One Palmer Square Associates IV,
                                          L.L.C., General Partner

                                          By /s/ Kathleen K. Schoemaker
                                            -----------------------------
                                                   Managing Member

CUSIP No. 74955W 30 7                                        Page 10 of 10 Pages


                                                                       EXHIBIT A

                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13D
                         ------------------------------


          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:  May 10, 2006


                                          DOMAIN PARTNERS VI, L.P.
                                          By:  One Palmer Square Associates VI,
                                          L.L.C., General Partner

                                          By /s/ Kathleen K. Schoemaker
                                            ------------------------------
                                                   Managing Member


                                          DP VI ASSOCIATES, L.P.
                                          By:  One Palmer Square Associates VI,
                                          L.L.C., General Partner

                                          By /s/ Kathleen K. Schoemaker
                                            -----------------------------
                                                   Managing Member

                                          DOMAIN PARTNERS IV, L.P.
                                          By:  One Palmer Square Associates IV,
                                          L.L.C., General Partner

                                          By /s/ Kathleen K. Schoemaker
                                            ------------------------------
                                                   Managing Member


                                          DP IV ASSOCIATES, L.P.
                                          By:  One Palmer Square Associates IV,
                                          L.L.C., General Partner

                                          By /s/ Kathleen K. Schoemaker
                                            -----------------------------
                                                   Managing Member